UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

ALST Casino Holdco, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

N/A

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. North LV HoldCo, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO (See Item 3 below)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 133,860 Common Units (See Item 2 below)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 133,860 Common Units (See Item 2 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 133,860 Common Units (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 31.0% (See Item 2 below)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Standard General Gaming, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 133,860 Common Units (See Item 2 below)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 133,860 Common Units (See Item 2 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 133,860 Common Units (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 31.0% (See Item 2 below)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 133,860 Common Units (See Item 2 below)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 133,860 Common Units (See Item 2 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 133,860 Common Units (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 31.0% (See Item 2 below)
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Units (the “Common Units”), of ALST Casino Holdco, LLC, a Delaware limited liability company (the “Issuer”).  The address of the principal executive offices of the Issuer is 7300 Aliante Parkway, North Las Vegas, NV 89084

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) North LV HoldCo, LLC (“North Holdco”) with respect to the Common Units of which it is the holder of record; (ii) Standard General Gaming, LLC (“Standard General Gaming”), which exercises voting and management power with respect to the Common Units held by North Holdco; and (iii)  Soohyung Kim (“Mr. Kim”), the Manager of Standard General Gaming.  The persons and entities referred to in clauses (i)-(iii) hereof may be collectively referred to herein as the “Reporting Persons.”

Mr. Kim may be deemed to have indirect beneficial ownership of the Common Units reported herein based on his position with Standard General Gaming.   Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein (or for any other purpose), except to the extent of its or his pecuniary interest therein.

The percentage calculations herein are based on information provided by the Issuer in its Quarterly Report for the quarter ended March 31, 2014, as filed with the Securities and Exchange Commission on May 14, 2014.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c)  North Holdco is a holding company.  Standard General Gaming provides voting and management services to North Holdco.  Mr. Kim serves as the managing member of Standard General Gaming.  His principal occupation is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person

Item 3.	Source and Amount of Funds or Other Consideration

According to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, the Issuer was formed to acquire substantially all of the equity interests of Aliante Gaming, LLC (“Aliante Gaming”) pursuant to a joint plan of reorganization under Chapter 11 of the United States

Bankruptcy Code.  The Common Units reported herein were acquired by North Holdco in exchange for bank debt and a swap claim of Aliante Gaming when it emerged from bankruptcy on November 1, 2011.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein for investment purposes.  Mr. Kim may be deemed to exercise control with respect to the Issuer due to the fact that he is the Chief Executive Officer of the Issuer and is a member of the Board of Managers of the Issuer.

The Reporting Persons may acquire additional Common Units and other securities of the Issuer (including, without limitation, securities that may be granted to Mr. Kim in connection with his service as an officer and board member of the Issuer) from time to time or may dispose of any or all of such Common Units or other securities held by them at any time.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other investors, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

(c)  The Reporting Persons did not engage in any transactions involving securities of the Issuer during the sixty day period prior to the filing of this Schedule 13D, except that North Holdco purchased 10,032 Common Units at a price of $113 per Common Unit in an open-market transaction on May 19, 2014.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
The Joint Filing Agreement, executed by and among the Reporting Persons, dated February 6, 2014, which was filed as an exhibit to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2014, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           May 29, 2014

NORTH LV HOLDCO, LLC

By: Standard General Gaming LLC, its Voting Member

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Manager

STANDARD GENERAL GAMING, LLC.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim, Individually